iHealthScreen, Inc.



ANNUAL REPORT

132-02 89th Av, Suite 214

Richmond Hill, NY 11418

(718) 926-9000

https://www.ihealthscreen.org/

This Annual Report is dated April 28, 2023.

BUSINESS

iHealthScreen, Inc. ("iHealthScreen" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. iHealthScreen was originally incorporated in Virginia on May 20, 2015, and subsequently filed a Certificate of Incorporation in Delaware on August 22, 2017. The company has a market-ready product: iPredictTM (USPTO trademark and one patent received, multiple patents pending), an AI and telemedicine-based HIPAA-compliant software product for automated screening, prediction, and referral of individuals at risk of developing late age-related macular degeneration (AMD), diabetic retinopathy (DR), glaucoma, Cardiovascular Heart Disease, and stroke.

iHealthScreen has already received CE certification (covering Europe and many other markets), Australian Health, and the Abu Dhabi department of health approval for AMD, DR, and glaucoma screening.

FDA 510K application for AMD screening is already submitted and DR screening tool is now ready for FDA 510K approval application submission (prospective trials completed). The company expects FDA clearance of AMD and DR screening tools by the middle of 2023.

iHealthScreen is in the pre-revenue stage of development.

A Software License Agreement exists between iHealthScreen, Inc and iHealthScreen Ltd (a limited liability company incorporated at Abu Dhabi Global Market). iHealthScreen Ltd will sell or distribute iHealthScreen Inc's software and related products/services in the UAE. Primarily, iHealthScreen Ltd's primary function is to help market iHealthScreen Inc.'s iPredict software solution for automated artificial intelligence in the UAE. iHealthScreen, Inc. and iHealthScreen, Inc. are owned by the same individual, Alauddin Bhuiyan, PhD, CEO of both entities. Beyond the Software License Agreement, allowing for the use of iHealthScreen, Inc.'s software and IP, there is no relationship between the two entities.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $500,000.00

Use of proceeds: FDA application preparation and hiring employees

Date: January 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $125,000.00

Use of proceeds: Operating Cost

Date: January 03, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $125,000.00

Use of proceeds: Operating Cost

Date: March 01, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue

The Company can operate without revenue, or additional capital coming in, until mid - 2023 at which time funding from a new NIH SBIR grant is expected The Company may also receive another NIH SBIR Phase II grant later in 2023 into 2024.

Foreseeable major expenses based on projections

iHealthscreen foresees the major expenses based on projections would be:
(1) Clinical Trials
We are working on the glaucoma screening for FDA approval. As described in various sections throughout this offering memorandum, iHealthScreen plans to conduct these clinical trials as they are important for the company's future plans and operations. Clinical trials are a prudent use of the Company's resources as they will provide the scientific and medical evidence that will demonstrate that the Company's screening technology produces real value to patients. As an estimate, we expect these clinical trials would cost around $1M in total to complete over the next couple of years.
(2) Marketing
We plan on conducting a dedicated marketing campaign focused on our end-users, Primary Health Care Physicians. This includes digital marketing, paid media marketing, & exhibits at relevant medical conferences and meetings. As part of our commercial launch of our iPredict screening products, test; we envision a targeted marketing campaign over roughly $2MM over the next couple of years.
(3) Research & Development (R & D)
Research & Development is important to the continued improvement of existing products and the creation of new ones. The major expenses in this category relates to the hiring of research scientists, their salaries and related costs. One new medical our R & D will focus on is that of dementia. In addition, we also plan on gathering data utilizing a variety of different industry data-gathering tools and sources. The Company's investment in R & D is expected to approach 500K over the next couple of years.

Future operational challenges

FDA 510K clearance is also a key for the company's success. The company is running 3 clinical trials on AMD, DR, and glaucoma patient screening all designed to achieve FDA 510K clearance (i.e., U.S. regulatory approval for these screening tests to be marketed, sold to doctors / patients). AMD and DR clearance are anticipated in the second half of 2023 with Glaucoma clearance targeted by 2024. Discussions with the FDA on these regulatory submissions have been quite positive to date and while the process of achieving Class II medical device clearance does require scientific focus, time and effort, the Company is confident these challenges are well on their way to being met for AMD and DR, and then to be followed for Glaucoma.

Future challenges related to capital resources

Market entry and scaling is dependent on successful fundraising. More specifically, a delay in FDA approval would be a challenge for the Company in relation to securing future capital resources. Furthermore, customer acquisition in the U.S. market without FDA approval would be far more difficult.

Future milestones and events

FDA 510K clearance of the AMD and DR screening tools is a key to success of the company. Following this Glaucoma screening's 510K clearance, and FDA "De Novo " approval for late AMD prediction will be the next two key milestones for iHealthScreen. The Company is also in the process of receiving an NIH SBIR Phase II grant on stroke prediction which will also have a significant impact on the company's success related to developing a screening test for this huge market indication.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $250,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: EIDL loans

Amount Owed: $86,900.00

Interest Rate: 3.25%

Maturity Date: December 31, 2049

Creditor: Bank loans

Amount Owed: $10,520.00

Interest Rate: 5.99%

Maturity Date: December 31, 2025

Creditor: Note Payable issued to certain lender

Amount Owed: $13,000.00

Interest Rate: 1.0%

Maturity Date: July 31, 2022

Creditor: Note Payable issued to certain lender

Amount Owed: $2,000.00

Interest Rate: 10.0%

Maturity Date: July 21, 2022

Creditor: Note Payable issued to Alauddin Bhuiyan

Amount Owed: $165,000.00

Interest Rate: 10.0%

Maturity Date: December 31, 20225

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alauddin Bhuiyan, PhD

Alauddin Bhuiyan, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Sole Director & Founder

Dates of Service: May, 2015 - Present

Responsibilities: Administrative and product development; Dr. Alauddin Bhuiyan receives $100K/year salary through the NIH funding. Equity: 9,500,000 common stock shares.

Position: Chief Scientist

Dates of Service: May, 2015 - Present

Responsibilities: Research and Development

Name: Ms. Kathleen Adams, MBA

Ms. Kathleen Adams, MBA 's current primary role is with UCONN Technology Incubation Program. Ms. Kathleen Adams, MBA currently services 8-16; Ms. Adams is the Chief Marketing Officer and she works on the marketing strategies and activities. Her hourly rate is $80. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: October, 2021 - Present

Responsibilities: Marketing and Commercialization (on a consulting basis). No salary; Equity: stock options.

Other business experience in the past three years:

Employer: UCONN Technology Incubation Program

Title: Entrepreneur in Residence

Dates of Service: February, 2019 - Present

Responsibilities: Counsel CEOs and other leaders of early-stage life science companies.

Other business experience in the past three years:

Employer: MOVIA Robotics

Title: Head of Strategic Alliances & Digital Health (consulting)

Dates of Service: February, 2021 - Present

Responsibilities: Manage external research collaborations; oversee creation of QMS for new digital health product line; advise on clinical validation of new digital health products

Other business experience in the past three years:

Employer: EntrepreneurLabNYC (Design Technologies)

Title: Entrepreneurship Coach (consulting; 7-month term)

Dates of Service: December, 2019 - June, 2020

Responsibilities: Coaching of start-up entrepreneurs.

Name: Thomas Gerson, MBA

Thomas Gerson, MBA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)

Dates of Service: September, 2022 - Present

Responsibilities: Company's Financial Projection. Salary: $4K/month; Equity: stock options.

Other business experience in the past three years:

Employer: CTNext

Title: Life Science Startup Advisor

Dates of Service: July, 2019 - Present

Responsibilities: Consulting

Other business experience in the past three years:

Employer: SECT Tech

Title: Growth Advisor

Dates of Service: December, 2012 - June, 2019

Responsibilities: Consulting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Alauddin Bhuiyan, PhD

Amount and nature of Beneficial ownership: 9,500,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of person: Alauddin Bhuiyan
Relationship to company: CEO, 20%+ Owner, & Sole Director
Nature / amount of interest in the transaction: Note Payable issued to Alauddin Bhuiyan
Material terms of transaction: $165,000 outstanding; 10% interest rate.

OUR SECURITIES

Common Stock

The amount of security authorized is 12,500,000 with a total of 9,510,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 10,000 shares to be issued pursuant to stock options, reserved but unissued.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $500,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $16,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $125,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $16,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $125,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $16,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in iHealthScreen involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the iHealthScreen should consider all of the information provided to such potential investors regarding the iHealthScreen as well as the following risk factors, in addition to the other information listed in the iHealthScreen's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the iHealthScreen. Our business projections are only projections There can be no assurance that iHealthScreen will meet our projections. There can be no assurance that iHealthScreen will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows iHealthScreen to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by iHealthScreen. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to iHealthScreen, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $5 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational, commercially available iPredict screening test or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational, commercially available product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our iPredict. Delays or cost overruns in the development of our iPredict and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits iHealthScreen was formed on May 20, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iHealthScreen has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that iPredict DR, AMD and glaucoma screening is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns one trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on iHealthScreen or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on iHealthScreen could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

iHealthScreen, Inc.

By /s/ *Alauddin Bhuiyan*

> Name: iHealthScreen Inc.

> Title: CEO

Exhibit A

FINANCIAL STATEMENTS

IHEALTHSCREEN INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
iHealthScreen Inc.
Richmond Hill, New York

We have reviewed the accompanying financial statements of iHealthScreen Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 6, 2022
Los Angeles, California

iHealthScreen Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	290,668	$	18,312
Prepaids and other current assets		5,772		1,000
Total current assets		**296,440**		**19,312**
Property and equipment, net		150,100		110,799
Deferred Tax Assets		7,066		7,066
Total assets	$	**453,605**	$	**137,177**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	35,059	$	3,889
Current portion of loan		20,916		155,840
Line of Credit		8,889		16,869
Other current liabilities		74,029		38,931
Total current liabilities		**138,892**		**215,530**
Promissory Note and Loans		81,812		130,412
Simple Agreement for Future Equity (SAFEs)		487,500		
Total liabilities		**708,204**		**345,942**
STOCKHOLDERS EQUITY				
Common Stock		100		50
Additional Paid In Capital		101,150		1,200
Retained earnings/(Accumulated Deficit)		(355,849)		(210,014)
Total stockholders' equity		**(254,599)**		**(208,765)**
Total liabilities and stockholders' equity	$	**453,605**	$	**137,177**

See accompanying notes to financial statements.

iHEALTHSCREEN INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	620,456	641,483
Research and Development	73,311	-
Sales and marketing	736	6,632
Total operating expenses	694,504	648,115
Operating income/(loss)	(694,504)	(648,115)
Interest expense	6,304	23,964
Other Loss/(Income)	(554,973)	(806,222)
Income/(Loss) before provision for income taxes	(145,835)	134,144
Provision/(Benefit) for income taxes	-	6,172
Net income/(Net Loss)	**$ (145,835)**	**$ 127,972**

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	**500,000**	$ **50**	$ **1,200**	$ **(337,987)**	$ **(336,737)**
Net income/(loss)				127,972	127,972
Balance—December 31, 2021	500,000	50	1,200	$ (210,014)	$ (208,765)
Proceeds from Issuance of Stock	9,000,000	50	99,950		100,000
Net income/(loss)				(145,835)	(145,835)
Balance—December 31, 2022	**9,500,000**	$ **100**	$ **101,150**	$ **(355,849)**	$ **(254,599)**

See accompanying notes to financial statements.

iHEALTHSCREEN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(145,835)	$	127,972
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		22,390		22,390
Change in Fair Value of SAFEs		(12,500)		
Changes in operating assets and liabilities:				
Deferred Tax Assets		-		(7,066)
Prepaids and other current assets		(4,772)		
Credit Cards		31,170		(16,703)
Other current liabilities		35,098		3,371
Net cash provided/(used) by operating activities		**(74,448)**		**129,965**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(61,691)		(124,649)
Net cash provided/(used) in investing activities		**(61,691)**		**(124,649)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		(83,524)		18,810
Line of Credit		(7,981)		(6,066)
Proceeds from issuance of Simple Agreement for Future Equity (SAFEs)		500,000		-
Net cash provided/(used) by financing activities		**408,495**		**12,744**
Change in cash		272,356		18,060
Cash—beginning of year		18,312		252
Cash—end of year	**$**	**290,668**	**$**	**18,312**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,304	$	23,964
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		100,000		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

iHealthScreen Inc. was incorporated on May 20, 2015, in Charlottesville, Virginia. The financial statements of iHealthScreen Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond Hill, New York.

HealthScreen (iHS) Inc. has developed iPredict™, an AI and telemedicine-based HIPAA compliant software product for automated screening, prediction, and referral of individuals at risk of developing late age-related macular degeneration (AMD), diabetic retinopathy (DR), glaucoma, Cardiovascular Heart Disease and stroke. iHS received CE certification for AMD, DR, and glaucoma screening.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Medical Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

iHealthScreen Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Vompany will earn revenues from the sale of iPredict™ to medical clinics through its marketing team. It may also partner with retinal camera companies as a channel to new and existing customers, and to provide direct access to, and discounts on compatible fundus camera systems.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $736 and $6,632, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepayments	5,772	1,000
Total Prepaids Expenses and other Current Assts	$ 5,772	$ 1,000

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Payroll	60,792	25,693
Tax Liability	13,238	13,238
Total Other Current Liabilities	74,029	38,931

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Computer equipment	$ 140,167	$ 135,865
Medical Equipment	107,196	49,807
Property and Equipment, at Cost	247,363	185,672
Accumulated depreciation	(74,873)	(74,873)
Property and Equipment, Net	$ 172,490	$ 110,799

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $22,390 and $22,390, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 9,500,000 shares and 500,000 shares were issued and are outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Note Payable issued to certain lender	$ 13,000	10.00%	2020	7/31/2022	$ 542	$ 1,625	$ 13,000	$ -	$ 14,625	$ 542	$ 1,083	$ 13,000	$ -	$ 14,083
Note Payable issued to certain lender	$ 2,000	10.00%	2020	7/31/2022	$ 200	$ 600	$ 2,000	$ -	$ 2,600	$ 200	$ 400	$ 2,000	$ -	$ 2,400
Note Payable issued to Alauddin Bhuiyan	$ 165,000	10.00%	2020	12/31/2022	$ 83	$ 83	$ 828	$ -	$ 911	$ 16,500	$ 33,000	$ 135,752	$ -	$ 168,752
EIDL Loan	$ 87,000	3.75%	6/20/2020	6/20/2050	$ 3,263	$ 9,784	$ 5,088	$ 81,812	$ 14,872	$ 3,263	$ 6,521	$ 5,088	$ 81,812	$ 11,609
PPP Loan	$ -	1.00%	4/8/2021	Forgiven in 2022	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ 48,600	$ 48,600
Total					$ 4,087	$ 12,092	$ 20,916	$ 81,812	$ 33,007	$ 20,504	$ 41,005	$ 155,840	$ 130,412	$ 245,445

As of Year Ended December 31, 2022

2023	$ 20,916
2024	5,088
2025	5,088
Thereafter	71,636
Total	**$ 102,728**

Line of Credit

The Company entered into a Credit Line agreement with Bank of America during fiscal year 2020. The interest rate is 6.75%. The total outstanding balance as of December 31, 2022, and December 31, 2021, was $8,889 and $16,869, respectively. The entire balance is classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
					2022	2021
Safes I - III	$ 500,000	Fiscal Year 2022	$ 16,000,000		$ 500,000	$ -
Change in Fair Value of SAFEs					$ (12,500)	
Total SAFE(s)	**$ 500,000**				**$ 487,500**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out

Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(40,104)	$	-
Valuation Allowance		40,104		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(149,651)	$	(109,546)
Valuation Allowance		149,651		109,546
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $544,185, and the Company had state net operating loss ("NOL") carryforwards of approximately $544,185. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 19, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Alauddin Bhuiyan, Principal Executive Officer of iHealthScreen, Inc., hereby certify that the financial statements of iHealthScreen, Inc. included in this Report are true and complete in all material respects.

Alauddin Bhuiyan

CEO